UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K/A

(Amendment No. 1)

[ X ]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

OR

[ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________________ to _________________________

Commission file number: 1-7201

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AVX CORPORATION
RETIREMENT PLAN
Plan number: 001

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AVX CORPORATION
1 AVX Boulevard
Fountain Inn, SC 29644
IRS Employer Identification Number: 33-0379007

EXPLANATORY NOTE
This Annual Report on Form 11-K/A constitutes Amendment No. 1 (the "Amendment") to AVX Corporation Retirement Plan Annual Report on Form 11-K for the year ended December 31, 2010, which was originally filed with the Securities and Exchange Commission on June 24, 2011 (the “Original Filing”). This Amendment is being filed solely to correct the city and state of the authorized signatory on the Report of Independent Registered Public Accounting Firm and on the Consent of Independent Registered Public Accounting Firm, which was filed as Exhibit 23.1.

Except as described above, no other changes have been made to the Original Filing. For the convenience of the reader, this Form 11-K/A sets forth the Original Filing in its entirety.

AVX CORPORATION RETIREMENT PLAN

*All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the AVX Corporation Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the AVX Corporation Retirement Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2, the Plan adopted new accounting guidance as of December 31, 2009 relating to the accounting for loans to partipants.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Charlotte, North Carolina
June 24, 2011

 AVX CORPORATION RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
as of December 31, 2009 and 2010

Assets	2009	2010
Investments, at fair value:
AVX Corporation Common Stock	$11,916,173	$13,631,387
Kyocera Corporation American Depository Shares	6,851,090	6,763,907
Pooled Separate Account, at fair value	20,097,839	21,111,808
Money Market Fund	257,262	335,078
Mutual Funds	58,432,816	66,537,380
Total Investments	97,555,180	108,379,560

Receivables:
Employer contributions	1,755,612	1,732,836
Participant contributions	7,594	8,910
Notes receivable from participants	2,233,850	2,063,250
Total Receivables	3,997,056	3,804,996

Adjustment from fair value to contract value for Pooled Separate Account	1,013,336	243,450
Net assets available for benefits	$102,565,572	$112,428,006

The accompanying notes are an integral part of these financial statements.

AVX CORPORATION RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the year ended December 31, 2010

2010
Investment income:
Net appreciation in fair value of investments	$10,518,357
Interest and dividends	1,667,016

Net investment income	12,185,373

Interest income from notes receivable from participants	129,613

Contributions:
Participant	2,203,195
Employer	4,144,361

Total contributions	6,347,556

Transfers into Plan from related plan	5,860

Total additions	18,668,402

Deductions from net assets attributed to:
Benefits paid to participants	8,743,529
Transfers out of Plan to related plan	7,990
Administrative expenses	54,449

Total deductions	8,805,968

Net increase	9,862,434

Net assets available for benefits:
Beginning of year	102,565,572

End of year	$112,428,006

The accompanying notes are an integral part of this financial statement.

AVX CORPORATION RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
1.	Description of Plan:

The following description of the AVX Corporation Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

General:

The Plan is a defined contribution plan covering employees who have at least three months of service and are not hourly-paid employees or employees covered by a collective bargaining agreement (unless such agreement provides for participation in the Plan). The Plan includes a 401(k) feature to which employees can contribute, and AVX Corporation ("the Company") makes a matching contribution. The Plan also includes a discretionary contribution plan feature and a non-discretionary contribution plan feature to which participants are not required to contribute. The Plan is administered by the AVX Corporation Retirement Committee and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan also includes an after tax contribution plan feature that the participants can, but are not required to, participate in. In December of 2009, the Plan was amended to comply with the Pension Protection Act of 2006 (“PPA”), the Heroes Earnings Assistance and Relief Tax Act of 2008 (“HEART Act”) and the Worker, Retiree, and Employer Recovery Act of 2008 (“PPA Technical Corrections Act”).  The PPA amendment is effective for plan years beginning on January 1, 2007.  The HEART Act and PPA Technical Corrections Act are effect for plan years beginning on January 1, 2008. Plan assets are held in trust by New York Life Trust Company (the “Trustee”).  Effective January 1, 2010, the Plan was amended to be in compliance with the with changes permitted or required by the Economic Growth and Tax Relief Reconciliation Act of 2001 “(EGTRRA”), technical corrections made by the Job Creation and Worker Assistance Act of 2002 (“JCWAA”), and other regulations and guidance published by the Internal Revenue Service that are effective after December 31, 2001 including final regulations issued under Section 415 of the Internal Revenue Code of 1986.

Payment of Benefits:

Upon retirement, total disablement or death, a participant or the participant's beneficiary is entitled to receive the value of the aggregate vested amount credited to the participant's account in a lump-sum payment or in installments over a period not to exceed the life expectancy of the participant or his or her beneficiaries. For the non-discretionary contribution portion of the account, payment of benefits is in monthly installments unless an alternate form of payment is elected. Upon the termination of employment of a participant other than by retirement, disability or death, such participant is entitled to the vested portion of his account. For the AVX Corporation Common Stock (“AVX Stock”), Kyocera Corporation American Depository Shares (“Kyocera ADS” or “ADS”), a participant will receive either cash or whole shares with any partial shares being paid in cash.

401(k) and Discretionary Contribution Plan Features:

Total contributions credited to any participant's account are limited to the lesser of 25% of the participant's annual compensation as defined in the Plan's provisions, or $49,000 in accordance with Section 415 of the Internal Revenue Code. All contribution percentages are set in accordance with the Internal Revenue Code. For the 401(k) feature, participant contributions are limited to 0% to 25% of compensation.

Participants age 50 and older are eligible to make a catch up contribution of an additional $5,500 to the Plan once the participant meets the Maximum Elective Deferral Limit of $16,500 for the calendar year or once the Plan deferral limit of 25% has been reached for the calendar year.

The Company will match the first 3% of pre-tax pay an employee contributes to the 401(k) portion of the Retirement Plan dollar for dollar into AVX Stock, regardless of how the employee invests his contributions.

The Company's fiscal year-end is March 31. The accompanying financial statements recognize Company discretionary contributions of $1,651,589 approved by the Board of Directors in the Plan year that were paid in June 2010.

Vesting:

Amounts attributable to the Company's contributions (excluding the 401(k) contribution) are vested according to the following tables:

	Vested Percentage
	Discretionary Contribution
	Employed on/after January 1, 2007
	All Locations
Years of Service	Except Sun Valley	Sun Valley
Less than 1 year	0%	0%
1 year but less than 2	0%	20%
2 years but less than 3	20%	30%
3 years but less than 4	40%	40%
4 years but less than 5	60%	60%
5 years but less than 6	80%	80%
6 years and thereafter	100%	100%

	Vested Percentage
	Discretionary Contribution
	Employed and Terminated Employment
	prior to January 1, 2007
	All Locations
Years of Service	Except Sun Valley	Sun Valley
Less than 1 year	0%	0%
1 year but less than 2	0%	20%
2 years but less than 3	15%	30%
3 years but less than 4	30%	40%
4 years but less than 5	45%	50%
5 years but less than 6	60%	60%
6 years but less than 7	80%	80%
7 years or more	100%	100%

All participant's contributions are fully vested at all times. AVX Stock acquired with the Company's matching 3% contributions are fully vested and non-forfeitable.

Non-discretionary Contribution Plan Features:

Non-discretionary Plan contributions made by the Company are non-elective and fully vested. The Company contributed 5% of each participant's eligible compensation for the year.

Notes Receivable from Participants:

With certain restrictions, participants may borrow up to a maximum of 50% of their vested account balance or $50,000, whichever is less, repayable within five years except for borrowing for the purchase of a primary residence which is repayable during a period up to ten years.  These notes bear interest at a rate equal to the commercial loan rate for similar loan types prevailing at the time the note is originated.  At December 31, 2009 and 2010, interest rates ranged from 4.75% to 9.75%.

Administrative Expenses:

The Plan invests in various mutual funds with revenue-sharing agreements that partially offset fees.  Plan fees that are not offset with revenue from these agreements and other administrative fees are paid by the Company.  In addition, the Company pays Plan fees related to stock administration of the AVX Stock Fund and the Kyocera Stock Fund.  These stock administration fees are based on the market value of these funds.

Participant Accounts:

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Forfeited Accounts:

Amounts of employer contributions under the Plan which have been forfeited are used to pay administrative costs or reduce employer contributions. At December 31, 2009 and 2010, the net forfeited balance totaled $207,169 and $109,496, respectively. Throughout the year ended December 31, 2010, the forfeitures used to pay administrative costs were $31,325 and forfeitures of $134,521 were used to reduce employer contributions.

2.	Summary of Significant Accounting Policies:

Basis of Accounting:

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of certain net assets and disclosure of contingencies at the date of the financial statements and the reported amounts of changes in net assets during the reporting year. Actual results could differ from those estimates.

Investment Transactions and Investment Income:

Purchases and sales of securities are reflected on a trade-date basis and stated at market values based upon the closing sales prices or other determined market value on the last business day of the year. Dividend income is recorded on the ex-dividend date. Other income from investments is recorded as earned on an accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments for the reporting year.

Notes Receivable from Participants:

Notes receivable from participants are presented as notes receivable due from participants and recorded at unpaid principal balance, plus any accrued but unpaid interest.  The notes receivable are secured by the participant account balance and are considered delinquent and written off when payment is 90 days past due. The Plan does not charge late fees on delinquent amounts. No allowance for loss on notes receivable from participant is provided based on a review of the accounts.

Benefit payments:

Benefits are recorded when paid.

New Accounting Standards

In January 2010, the FASB issued ASU No. 2010-06, Improving Disclosures About Fair (ASC) 820, Fair Value Measurements and Disclosures (ASC 820) to add new disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements.  ASU 2010-06 also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value.  This ASU is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which will be effective for fiscal years beginning on or after December 15, 2010.  These disclosures were effective for the Plan on January 1, 2010, except for the disclosures related to the purchases, sales, issuances and settlements in the roll forward activity of Level 3 fair value measurements, which are effective on January 1, 2011. The guidance requires additional disclosures but does not impact the Plan’s net assets available for benefits.

In September 2010, the FASB issued guidance clarifying the classification and measurement of participant loans by defined contribution pension plans. That guidance requires that participant loans be classified as notes receivable from participants and measured at their unpaid principal balance, plus any accrued but unpaid interest. The plan adopted this new guidance in its December 31, 2010 financial statements and has reclassified participant loans of $2,233,850 for the year ended December 31, 2009, from investments to notes receivable from participants. Net assets of the plan were not affected by the adoption of the new guidance.

In May 2011, the FASB issued guidance on fair value measurement and disclosure requirements. The guidance generally clarifies the application of existing requirements on topics including the concepts of highest and best use and valuation premise and disclosing quantitative information about the unobservable inputs used in the measurement of instruments categorized within Level 3 of the fair value hierarchy. Additionally, the guidance includes changes on topics such as measuring fair value of financial instruments that are managed within a portfolio and additional disclosure for fair value measurements categorized within Level 3 of the fair value hierarchy. This guidance is effective for the Plan on January 1, 2012. The Company is currently evaluating the effect that adoption of this guidance may have on the Plan's net assets available for benefits.

3.	Investments:

The Trustee invests the Plan's assets according to participant investment elections in the following investment options:

Common Stock

AVX Corporation

American Depository Shares ("ADS")

Kyocera Corporation

Pooled Separate Account

NY Life Insurance Company Anchor Account I

Money Market Fund

MainStay Cash Reserves Fund

Mutual Funds

Janus Balanced Fund
JP Morgan SmartReturn Income Select
JP Morgan SmartReturn 2015 Select
JP Morgan SmartReturn 2020 Select
JP Morgan SmartReturn 2025 Select
JP Morgan SmartReturn 2030 Select
JP Morgan SmartReturn 2035 Select
JP Morgan SmartReturn 2040 Select
JP Morgan SmartReturn 2045 Select
JP Morgan SmartReturn 2050 Select
Seligman Large-Cap Value Fund (This fund was eliminated as an investment option in August 2010.)
Janus Fund
MainStay S&P 500 Index Fund
PIMCO Total Return Fund
PIMCO Real Return Admin Fund
American EuroPacific Growth Fund
RidgeWorth Small-Cap Value Equity Fund
Wells Fargo Advantage Mid-Cap Discipline Fund
Columbia Select Large-Cap Value Fund
The following funds were eliminated as investment options in November 2010:
Seligman TargETFund Core A
Seligman TargETFund 2015 A
Seligman TargETFund 2025 A
Seligman TargETFund 2035 A
Seligman TargETFund 2045 A

The market values of the following investments represent 5% or more of the Plan's total net assets available for benefits for the years ended December 31, 2009 and 2010, respectively:
December 31,	2009	2010

AVX Corporation Common Stock	$11,961,173	$13,631,387
Kyocera Corporation American Depository Shares	6,851,090	6,763,907
NY Life Insurance Company Anchor Account I	20,097,839	21,111,808
Seligman Large-Cap Value Fund	12,723,213	*
Janus Balanced Fund	7,939,690	8,349,106
MainStay S&P 500 Index Fund	6,784,732	7,035,268
Janus Fund	6,333,216	6,478,670
Columbia Select Large-Cap Value Fund	*	14,280,033
American EuroPacific Growth Fund	9,139,681	9,120,987
Wells Fargo Advantage Mid-Cap Discipline Fund	6,261,739	7,591,035
PIMCO Total Return Fund	7,636,386	9,324,126

*Amount was less than 5% of the Plan’s total net assets available for benefits as of December 31, 2009 and 2010, respectively.

During 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

AVX Corporation Common Stock	$2,529,024
Kyocera Corporation American Depository Shares	1,032,708
Mutual Funds	6,956,625
Total	$10,518,357

4.	Fair Value:

Fair Value Hierarchy:

The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

●	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.

●
Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

●	Level 3: Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

		Based on
	Fair Value at December 31, 2010	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
Assets measured at fair value on a recurring basis:
Mutual Funds:
Large Cap Value	$14,280,033	$14,280,033	$-	$-
Large Cap Growth	6,478,670	6,478,670	-	-
Large Cap Blend	24,505,361	24,505,361	-	-
Mid Cap Blend	7,591,035	7,591,035	-	-
Small Cap Value	864,202	864,202
Fixed Income	9,698,272	9,698,272	-	-
Target Retirement	3,119,807	3,119,807	-	-
Money Market Fund:
Mainstay Cash Reserves Fund	335,078	335,078	-	-
Pooled Separate Account:
NY Life Insurance Company Anchor Account I	21,111,808	-	21,111,808	-
Common Stock:
Kyocera Corporation American Depository Shares	6,763,907	6,763,907	-	-
AVX Corporation Common Stock	13,631,387	13,631,387	-	-
Total	$108,379,560	$87,267,752	$21,111,808	$-

		Based on
	Fair Value at December 31, 2009	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
Assets measured at fair value on a recurring basis:
Mutual Funds:
Large Cap Value	$12,723,213	$12,723,213	$-	$-
Large Cap Growth	6,333,216	6,333,216	-	-
Large Cap Blend	23,864,103	23,864,103	-	-
Mid Cap Blend	6,261,739	6,261,739	-	-
Fixed Income	7,636,386	7,636,386	-	-
Target Retirement	1,614,159	1,614,159	-	-
Money Market Fund:
Mainstay Cash Reserves Fund	257,262	257,262	-	-
Pooled Separate Account:
NY Life Insurance Company Anchor Account I	20,097,839	-	20,097,839	-
Common Stock:
Kyocera Corporation American Depository Shares	6,851,090	6,851,090	-	-
AVX Corporation Common Stock	11,916,173	11,916,173	-	-
Total	$97,555,180	$77,457,341	$20,097,839	$-

Assets valued using Level 1 inputs in the table above represent assets from the Plan and are valued at net asset value (NAV) based on the number of shares in the funds using a closing price per share traded in an active market.

Assets valued using Level 2 inputs in the table above represent investments held in a pooled separate account. The fair value of this fully benefit responsive investment contract is calculated by the Trustee on a net unit basis, or NAV, using a discounting method. See discussion in the “Valuation of Investment” section below.

Valuation of Investments:

Investments are presented at estimated fair values.  Investments in securities (ADS and commonstocks) traded on a national securities exchange are valued at the end of each business day based on closing quoted market prices, which represent NAV. Investment performance depends on the price of the investment on the open market which is influenced by economic markets offering and the businesses of AVX Corporation and Kyocera Corporation.  Temporary cash is invested in the MainStay Cash Reserves Fund, which is designed to provide safety of purchasers’ liquidity and return on investment. The shares of mutual funds are valued at the net asset value as reported on national securities exchanges at the end of each business day. The investments can be redeemed daily, have no redemption restrictions, and have no unfunded commitments.

The Plan also holds an investment in a pooled separate account that is fully benefit-responsive. This investment is reported at contract value in the financial statements, which represents contributions made to the account, plus earnings on the underlying investment, less participant withdrawals and administrative expenses. The fair value of the fully benefit responsive investment contracts are calculated using a discounting method. The average yield for 2009 and 2010 was 2.82% and 2.16%, respectively. For the years ended December 31, 2009 and 2010, the average yield credited to participants in the Plan was 2.68% and 2.14%, respectively. There were no valuation reserves recorded that were associated with the pooled separate account in 2009 and 2010. Interest is credited daily to the account and is guaranteed to be not less than 0% before any deduction for expenses. The investment can be redeemed at any time at fair value and has no unfunded commitments.  In order for the Plan to exit the investment at contract value, it would receive twelve monthly payments.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (a) amendments to the plan documents (including complete or partial plan termination or merger with another plan) (b) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (c) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (d) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants is probable.

The pooled separate account investment is designed to provide income while preserving principal.  The fund primarily invests in corporate bonds, commercial mortgage backed securities, collateralized mortgage obligations and asset backed securities. The fair value is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

5.	Nonparticipant-Directed Investments:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2009	2010
Net Assets:
AVX Corporation Common Stock Match Fund	$4,266,960	$5,668,974

Year Ended
December 31, 2010
Changes in Net Assets:
Contributions	$893,657
Dividends	64,642
Fees	(178)
Net appreciation	958,880
Benefits paid to participants	(286,784)
Transfers into plan	1,374
Transfers to participant-directed investments	(229,577)
Total	$1,402,014

6.	Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.	Tax Status:

The Plan received a favorable determination letter from the Internal Revenue Service in April 2011 advising that it constitutes a qualified trust under Section 401(a) of the Internal Revenue Code (“IRC”) and is thereby exempt from Federal income taxes under the provisions of Section 501(a). The Plan has been amended since receiving the determination letter.  Management believes the Plan is designed in accordance with the IRC and will remain tax-exempt.

Participants will not be subject to income tax for contributions made on their behalf by the Company, nor on money earned by the Plan and credited to their account until such time as they withdraw their accumulated balance.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations prior to 2007.

8.	Related-Party Transactions:

Notes receivable from participants and certain investments issued and/or managed by the Trustee or its affiliates qualified as party-in-interest transactions which are exempt from the prohibited transaction rules.

The Plan allows for investment in shares of AVX Stock and in Kyocera ADS.  As of December 31, 2009, the Plan held investments of $11,916,173 or 940,503 shares of AVX Stock and $6,851,090 or 77,850 shares of Kyocera ADS.  As of December 31, 2010, the Plan held investments of $13,631,387 or 883,434 shares of AVX Stock and $6,763,907 or 66,196 shares of Kyocera ADS.

9.	Reconciliation of Financial Statements to Form 5500:

The following tables reconcile the information provided in the Form 5500 to the Statements of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits provided in the financial statements:

	December 31,	December 31,
	2009	2010

Net assets available for benefits per the financial statements	$102,565,572	$112,428,006
Less:
Deemed distributions of notes receivable from participants	41,572	-
Adjustments from contract value to fair value for Pooled Separate Account	1,013,336	243,450
Net assets available for benefits per Form 5500	$101,510,664	$112,184,556

2010
Net increase in net assets available for benefits per the financial statements	$9,862,434
Add:
Adjustments from contract value to fair value for Pooled Separate Account	769,886
Deemed distributions from notes receivable from participants	41,572
Net increase in net assets available for benefits per Form 5500	$10,673,892

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX CORPORATION RETIREMENT PLAN

By:	/s/Kurt P. Cummings
Kurt P. Cummings
Member of Retirement Committee

Date:	June 27, 2011

AVX CORPORATION RETIREMENT PLAN
PN: 001
EIN: 33-0379007
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
As of December 31, 2010

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Market Value

*	AVX Corporation	Common Stock	$11,379,628	$13,631,387

*	Kyocera Corporation	American Depository Shares	**	6,763,907

*	NY Life Insurance Company Anchor Account I	Pooled Separate Account	**	21,111,808

*	MainStay Cash Reserves Fund	Money Market Fund	**	335,078

	Columbia Select Large-Cap Value Fund	Mutual Fund	**	14,280,033
	Janus Balanced Fund	Mutual Fund	**	8,349,106
	JP Morgan SmartReturn Income Select	Mutual Fund	**	269,408
	JP Morgan SmartReturn 2015 Select	Mutual Fund	**	744,989
	JP Morgan SmartReturn 2020 Select	Mutual Fund	**	135,899
	JP Morgan SmartReturn 2025 Select	Mutual Fund	**	911,166
	JP Morgan SmartReturn 2030 Select	Mutual Fund	**	27,181
	JP Morgan SmartReturn 2035 Select	Mutual Fund	**	578,966
	JP Morgan SmartReturn 2040 Select	Mutual Fund	**	21,639
	JP Morgan SmartReturn 2045 Select	Mutual Fund	**	409,692
	JP Morgan SmartReturn 2050 Select	Mutual Fund	**	20,867
	RidgeWorth Small-Cap Value Equity	Mutual Fund	**	864,202
*	MainStay S&P 500 Index Fund	Mutual Fund	**	7,035,268
	Janus Fund	Mutual Fund	**	6,478,670
	PIMCO Real Return Admin Fund	Mutual Fund	**	374,146
	PIMCO Total Return Fund	Mutual Fund	**	9,324,126
	American EuroPacific Growth Fund	Mutual Fund	**	9,120,987
	Wells Fargo Advantage Mid-Cap Discipline Fund	Mutual Fund	**	7,591,035
				66,537,380

*	Notes Receivable from Participants	Interest rates ranging from 4.75% - 9.75% and maturing through 2015.	**	2,063,250

				$110,442,810

* Denotes a party-in-interest.
** Cost information is not required for individual account plans with participant directed transactions.